EXHIBIT 12.1

CKE Restaurants, Inc.
Ratio of Earnings to Fixed Charges

						Sixteen Weeks Ended
	2001	2002	2003	2004	2005	May 17, 2004	May 23, 2005
Fiscal year

Earnings before fixed charges
Income (loss) before taxes, discontinued operations and cumulative effect of accounting change for goodwill	(214,938)	(85,308)	12,121	(48,013)	17,070	11,018	16,638
Fixed charges	103,843	81,510	69,481	70,404	68,692	21,045	17,011

	(111,095)	(3,798)	81,602	22,391	85,762	32,063	33,649

Fixed charges:
Interest expense	70,509	53,906	39,924	39,962	36,748	11,720	7,373
Interest component of rent expense	33,334	27,604	29,557	30,442	31,944	9,325	9,638
	103,843	81,510	69,481	70,404	68,692	21,045	17,011

Ratio of earnings to fixed charges	—	—	1.2	—	1.2	1.5	2.0

Deficiency (if any)	(214,938)	(85,308)		(48,013)

Rent expense	100,003	82,812	88,672	91,325	95,833	27,976	28,915

Interest component (1/3 of rent expense)	33,334	27,604	29,557	30,442	31,944	9,325	9,638